UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-250186) and registration statements on Form S-8 (File Nos. 333-254083, 333-259210 and 333-265481) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Grant of Incentive Subscription Rights

On November 9, 2022, IDEX Biometrics ASA (the “Company”) issued a press release announcing the grant of incentive subscription rights pursuant to the Company’s 2022 Incentive Subscription Rights Plan, including grants to primary insiders of the Company. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Other Events

On November 10, 2022, the Company published its Interim Report for the third quarter of 2022 and issued a press release providing commentary thereon. The Interim Report and press release are attached to this form 6-K as Exhibits 99.2 and 99.3, respectively.

On November 10, 2022, the Company also published an updated Company Presentation for the third quarter of 2022. The Company Presentation is attached to this form 6-K as Exhibit 99.4.

The information with respect to the Grant of Incentive Subscription Rights and Company Presentation contained in this Report on Form 6-K and Exhibits 99.1 and 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission (the “SEC”), including the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated November 9, 2022 announcing the grant of incentive subscription rights

99.2	Interim Report for the third quarter of 2022

99.3	Press release dated November 10, 2022 announcing the Interim Report

99.4	Company Presentation for the third quarter of 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: November 14, 2022	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer